News Release

/NOT FOR DISSEMINATION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES/

For Immediate Release October 6, 2005

CanWest MediaWorks Income Fund to File Final Prospectus
55 million units to be sold at initial yield of 9.25%

Winnipeg, Manitoba – CanWest MediaWorks Inc. (“CanWest”), a wholly-owned subsidiary of CanWest Global Communications Corp., and CanWest MediaWorks Income Fund (the “Fund”) announced today that the Fund will be filing a final prospectus on October 7, 2005 with all securities regulatory authorities in Canada in connection with the initial public offering of units of the Fund. The Fund has entered into an underwriting agreement with a syndicate of underwriters led by Scotia Capital Inc. and RBC Capital Markets providing for the sale of a total of 55 million units to the public at a price of $10.00 per unit, for a total public offering price of $550 million. The units will have an initial distribution yield of 9.25% on the $10.00 issue price. The Fund will, upon completion of the offering, indirectly acquire through CanWest MediaWorks Limited Partnership an approximate 26% interest (before the exercise of the over-allotment option) in CanWest’s Canadian newspaper and interactive media businesses. The Fund has granted to the underwriters an over-allotment option to purchase up to an additional 4.125 million units of the Fund at a price of $10.00 per unit to cover over-allotments, if any. The over-allotment option is exercisable by the underwriters until November 11, 2005.

The Toronto Stock Exchange has conditionally approved the listing of the units of the Fund under the symbol “CWM.UN”, subject to the Fund fulfilling all of the requirements of the exchange on or before December 27, 2005.

The offering and related transactions are scheduled to close on October 13, 2005.

The Fund’s final prospectus will be available on SEDAR (www.sedar.com) in the normal course.

This news release contains certain comments or forward-looking statements that are based largely upon CanWest’s and the Fund’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Fund’s units have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or the availability of an applicable exemption from the registration requirement of such Act. The Fund’s units are being offered only by means of the prospectus. This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the Fund’s units in any province, territory state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction. This news release is neither an offer to purchase nor a solicitation of an offer to sell notes of CanWest MediaWorks Inc.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV; www.canwestglobal.com) is an international media company. CanWest, Canada’s largest publisher of daily newspapers, owns, operates, and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and web sites in Canada, New Zealand, Australia, the Republic of Ireland and the United Kingdom.

For additional information, please contact:

Geoffrey Elliot	John Maguire
Vice President, Corporate Affairs	Chief Financial Officer
Tel: (204) 956-2025	Tel: (204) 956-2025
Fax: (204) 947-9841	Fax: (204) 947-9841
gelliot@canwest.com	jmaguire@canwest.com